SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 SEP -9 AM 9:01

02049818

3 September 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 3 September 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\tn\sa\repsh\adr_3.9.2002.doc.1

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
3 September 2002	120,000	HK$5.00	HK$4.90